Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

July 20, 2007

Registration Statement No. 333-142430

REX ENERGY CORPORATION

Explanatory Note

On July 20, 2007, Rex Energy Corporation (“Rex Energy”) filed an amendment to its registration statement on Form S-1 (No. 333-142430) (the “Registration Statement”) filed with respect to its initial public offering in response to additional comments from the staff of the Securities and Exchange Commission (the “SEC”). The following is a summary of certain changes made to the Registration Statement and related preliminary prospectus.

Revised Risk Factors

The following risk factors were revised from those contained in the Prior Preliminary Prospectus in the amended Registration Statement to eliminate mitigating language in the risk factors. The revised risk factors are set forth below in their entirety:

Our use of horizontal drilling techniques might not be effective in increasing our levels of production in the New Albany Shale.

Because of the unique geological features of the New Albany Shale, successful operations in this area require specialized technical staff expertise in horizontal drilling. Most of the wells in the New Albany Shale have been drilled vertically. Where vertical fractures have been encountered, the production has been better. It is expected that horizontal drilling, which is more expensive and complicated than vertical drilling, will allow us to encounter more fractures by drilling perpendicular to the fracture plane. To date, we have only limited experience drilling horizontal wells and this method of drilling may not be as effective (or effective at all) as we currently expect it to be.

Prospects that we decide to drill may not yield oil or natural gas in commercially viable quantities.

Our prospects are in various states of evaluation. There is no way to predict in advance of drilling and testing whether any particular prospect will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of seismic data and other technologies, and the study of producing fields in the same area, will not enable us to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in commercially viable quantities. Moreover, the analogies we draw from available data from other wells, more fully explored prospects or producing fields may not be applicable to our drilling prospects.

Revised Description of the Rex Energy Proposed Credit Facility

The following is a revised description of Rex Energy’s proposed credit facility, as set forth in the amended Registration Statement:

Proposed Credit Facility

We intend to establish a new senior credit facility. We have executed a commitment letter and term sheet with KeyBank NA, as lead arranger and administrative agent for our new senior credit facility, to finance working capital needs, and for our general corporate purposes in the ordinary course of business, including the exploration, acquisition and development of oil and gas properties. The term sheet for the credit facility provides for a $200 million facility with an initial borrowing base of $75 million. The term sheet provides for a maturity date of the fifth anniversary of the closing date of the senior credit facility, and borrowings under the credit facility will bear interest, payable on the last day of each relevant interest period in the case of the Adjusted Libor Rate option and quarterly in the case of the Prime Rate option, at a rate per annum equal to (a) the London Interbank Offered Rate for one, two, three or six months as offered by the lead bank (“Adjusted Libor Rate”) plus an applicable margin ranging from 100 to 175 basis points or (b) the higher of the lead bank’s reference rate (“Prime Rate”) and the federal funds effective rate from time to time plus 0.5% plus an applicable margin ranging from 0 to 25 basis points.

The new senior credit facility is expected to contain restrictive covenants that may limit our ability without the prior consent of the lenders to, among other things, make dividends, establish foreign subsidiaries or international operations, incur additional indebtedness, sell assets, make loans to others, make investments, enter into mergers, change material contracts, incur liens, enter into future oil and gas derivatives in excess of 75% of our projected proved developed producing reserves and engage in certain other transactions. The senior credit facility is also expected to require us to maintain certain ratios determined on a quarterly basis as will be further defined therein: a minimum consolidated current ratio of 1.0, a minimum ratio of EBITDAX to interest of 3.0 and a maximum ratio of total debt to EBITDAX of 4.0. There is no assurance that we will be able to secure the senior revolving credit facility on the terms set forth in such commitment letter and term sheet, if at all. The funds available to us at any time under this credit facility are limited to the amount of the borrowing base established by the banks.

Changes to Principal and Selling Stockholders Table

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the currently estimated owners of our common stock that will be issued and outstanding upon consummation of the Reorganization Transactions, but before giving effect to this offering, and held by (i) beneficial owners of 5% or more of our common stock, (ii) each of our directors and executive officers and their affiliates, (iii) all of our directors and executive officers as a group and (iv) each of the Selling Stockholders. After reasonable inquiry, other than as described below or elsewhere in the prospectus, we are not aware of any selling stockholder that has, or has had in the past three years, any position, office or other material relationship with the Company or its predecessors or affiliates.

Beneficial Owner(a)	Shares Beneficially Owned Prior to Offering		Shares Offered	Shares Beneficially Owned After Offering
	Number	Percentage		Number	Percentage
Directors and Executive Officers:
Lance T. Shaner(b)	13,557,180	61.64%	2,793,015	10,764,165	34.51%
Benjamin W. Hulburt(c)	1,417,959	6.45%	141,611	1,276,348	4.09%
Thomas F. Shields(d)	1,434,317	6.52%	—	1,434,317	4.60%
Thomas C. Stabley(e)	603,868	2.75%	59,900	543,968	1.74%
Christopher K. Hulburt	586,074	2.66%	58,607	527,467	1.69%
Michael S. Carlson	494,710	2.25%	24,736	469,975	1.51%
Jack S. Shawver	488,737	2.22%	48,874	439,863	1.41%
Andrew M. Joyner	17,919	*	1,792	16,127	*

All Executive Officers and Directors as group	18,600,764	84.57%	3,128,535	15,472,230	49.60%
Shaner Family Partners L.P. 1965 Waddle Road State College, PA 16803	1,464,871	6.66%	585,948	878,923	2.82%
The Parker Family Limited Partnership(f)	394,636	1.79%	157,854	236,782	*
Andrew & Laura Zimmerman	13,160	*	4,606	8,554	*
Andrew Maten	13,160	*	1,974	11,186	*
Ann M. Meranus Trust	6,576	*	2,630	3,946	*
Armstrong Tallahasee Associates, LP	40,997	*	16,399	24,598	*
Arthur J. & Paige L. Nagle	26,303	*	9,206	17,097	*

Beneficial Owner(a)	Shares Beneficially Owned Prior to Offering		Shares Offered	Shares Beneficially Owned After Offering
	Number	Percentage		Number	Percentage
Bunker Partners, L.P.	13,160	*	5,264	7,896	*
Charles C. & Virginia M. Pearson	32,879	*	9,864	23,015	*
Cheryl R. Georgusis	32,879	*	13,152	19,727	*
Daniel E. Beren	13,425	*	5,370	8,055	*
Daniel T. Rockwell	13,152	*	5,261	7,891	*
David & Loraine Pawlush	13,425	*	5,370	8,055	*
David M. & Janell F. Becker	6,576	*	2,630	3,946	*
Donald L. & Sherene Mackos	6,576	*	2,630	3,946	*
Douglas Oil & Gas, Inc.(g)	695,418	3.16%	278,167	417,251	1.34%
Ellen L. Joliet	10,965	*	548	10,417	*
Felix & Janice Gutierrez	13,160	*	5,264	7,896	*
Four Fun, L.P.	13,160	*	5,264	7,896	*
G.A. & M.S. Hanks Limited Partnership	46,031	*	18,412	27,619	*
Galen Limited Partnership	52,624	*	21,050	31,575	*
The Gary Fey Restated Trust	6,576	*	2,630	3,946	*
Georgia L. Gian	26,303	*	6,576	19,727	*
Gregory J. Gian	6,576	*	658	5,918	*
Hintz Family Partners, L.P.	170,971	*	68,388	102,583	*
HIRKA, L.P.	13,160	*	5,264	7,896	*
Hoover Associates	65,758	*	26,303	39,455	*
Hospitality Lodging Associates, Inc.	13,160	*	5,264	7,896	*
IL Venture Capital, LLC	120,551	*	48,220	72,331	*
J & F Partners, L.P.	13,425	*	5,370	8,055	*
J & S Oil, L.L.C.	39,455	*	15,782	23,673	*
J. Todd Shields(h)	26,303	*	10,521	15,782	*
James H. & Melinda M. Luther	6,576	*	2,630	3,946	*
Jeanne M. Frensky	3,288	*	1,151	2,137	*
Jeffrey Kirschner	3,288	*	1,315	1,973	*
Jeffrey P. Parker(i)	567,476	2.58%	16,530	550,946	1.77%
Joel A. Maten	39,481	*	15,792	23,689	*
John B. Griffin	10,965	*	4,386	6,579	*
John B. & Mary P. Griffin	6,576	*	2,630	3,946	*
John C. & Lynda C. Powell	13,152	*	5,261	7,891	*
John H. Soler & Sandra G. Soler	6,576	*	1,315	5,261	*
John T. Luther	13,152	*	5,261	7,891	*
John W. Overbeck Living Trust	6,576	*	2,630	3,946	*
Joseph C. & Margaret R. Seta	6,576	*	2,630	3,946	*
The Joseph L. Steiner & Marjorie S. Steiner Foundation	6,576	*	2,630	3,946	*
Joseph W. & Marilyn P. Hirschhorn	6,576	*	2,630	3,946	*
Julie W. Parker	8,686	*	3,474	5,212	*
June D. Rudy	26,303	*	10,521	15,782	*
Justin L. Shaner	6,576	*	1,644	4,932	*
Kenneth Ki-Jana Carter	6,576	*	2,630	3,946	*
Kirschner Brothers Profit Sharing Trust	19,727	*	7,891	11,836	*
L and N Oil and Gas, LLC	131,516	*	52,606	78,910	*
Lion Investments II, L.P.	13,425	*	5,370	8,055	*
Lion Investments, L.P.	13,160	*	5,264	7,896	*
Lisa Parker Haggerty	8,357	*	3,343	5,014	*
Lora Parker	18,688	*	7,475	11,213	*
M. Michael Arjmand	13,152	*	5,261	7,891	*
Magic Partners, L.P.	13,160	*	5,264	7,896	*
Maria C. Capule	6,576	*	1,315	5,261	*
Mark Kirschner	3,280	*	1,312	1,968	*
Michael W. Mentzer	3,288	*	1,315	1,973	*
Michael S. Kirschner	13,152	*	5,261	7,891	*
Milestone, L.P.	13,160	*	5,264	7,896	*
NDLD Partners, L.P.	13,425	*	5,370	8,055	*

Beneficial Owner(a)	Shares Beneficially Owned Prior to Offering		Shares Offered	Shares Beneficially Owned After Offering
	Number	Percentage		Number	Percentage
Ned E. Wehler	13,425	*	5,370	8,055	*
Ned Joseph Gian	6,576	*	1,644	4,932	*
Neurological Surgery, LTD. Profit Sharing Plan	13,425	*	5,370	8,055	*
Park Investments, Ltd.	131,516	*	52,606	78,910	*
Peaches, L.P.	13,160	*	5,264	7,896	*
Peter K. Hulburt(j)	20,171	*	5,000	15,171	*
PPG 1994 Ins. Trust, Ward F. Cleary, Trustee	13,152	*	3,288	9,864	*
R & S Limited Partnership	13,160	*	5,264	7,896	*
Rachel J. Maten	13,160	*	5,264	7,896	*
Ralph J. & Linda D. Scherer	6,576	*	2,630	3,946	*
Rexguard, LLC(k)	526,065	2.39%	210,426	315,639	1.01%
Robert E. Poole, Jr.	13,152	*	5,261	7,891	*
Robert E. & Rosalie Collins	6,576	*	2,630	3,946	*
Robert Graham & Lori Ann Luther	39,473	*	15,789	23,684	*
Robert M. & Jayne R. Connelly	6,576	*	2,630	3,946	*
Ronald W. & Patricia A. Lippe	13,425	*	5,370	8,055	*
S & A Family, L.P.	13,425	*	5,370	8,055	*
S & C Partners, L.P.	13,425	*	5,370	8,055	*
Sarah E. Shaner	13,152	*	3,288	9,864	*
SC&J Limited Partnership	39,463	*	15,785	23,678	*
Shaner & Hulburt Capital Partners Limited Partnership(l)	314,588	1.43%	125,835	188,753	*
SPPC Holdings, LLC Retirement Plan	13,425	*	5,370	8,055	*
Carole Whyte Trust	6,576	*	2,630	3,946	*
The Cohen & Feeley Profit Sharing Trust	6,576	*	1,973	4,603	*
The Edward J. Walsh Living Trust	5,665	*	1,416	4,249	*
The Elizabeth C. Hock Trust	6,576	*	2,630	3,946	*
George H. K. Schenck Revocable Trust dated 9/20/95	6,576	*	2,630	3,946	*
Gretchen M. Binegar Revocable Trust	6,576	*	2,630	3,946	*
Jane Zimmerman Living Trust	46,061	*	18,424	27,637	*
The Jay E. Price Revocable Trust	6,576	*	2,630	3,946	*
The Jeffrey P. Parker Family Remainder Unitrust	131,516	*	52,606	78,910	*
The John L. McDowel III Qtip Trust f/b/o Susan W. McDowell(m)	263,032	1.20%	105,213	157,819	*
The Lance T. Shaner Irrevocable Grandchildren’s Trust II	101,978	*	25,495	76,483	*
Mary Sue Lawhead Revocable Trust	6,576	*	2,630	3,946	*
The Roberta C. Walsh Living Trust	5,665	*	1,416	4,249	*
The Rose P. Schroeder Revocable Family Trust	6,576	*	2,630	3,946	*
The Roy E. Hock Revocable Trust	6,576	*	2,630	3,946	*
Thomas B. & Grace Tate	6,576	*	2,630	3,946	*
TMT Holdings, LLC Retirement Plan	13,425	*	5,370	8,055	*
TooPG Family Investment Limited Partnership	26,312	*	6,578	19,734	*
Transitown Plaza Associates LLC	65,758	*	16,440	49,319	*
Tremont, L.P.	13,425	*	5,370	8,055	*
Robert Zimmerman Living Trust	19,727	*	7,891	11,836	*
Voora Associates, L.P.	13,425	*	5,370	8,055	*
W. Douglas Gouge(n)	713,029	3.24%	7,044	705,985	2.26%
William A. & Honora F. Jaffe	13,152	*	5,261	7,891	*
William A. Jaffe	13,160	*	5,264	7,896	*
William John Lewis	6,576	*	2,630	3,946	*

	25,829,908		5,470,000	20,359,908

*	Less than 1%.

(a)	Addresses are only given for holders of more than 5% of outstanding common stock who are not executive officers or directors.
(b)	Includes 1,464,871 shares owned by Shaner Family Partner Limited Partnership for which Mr. Shaner disclaims beneficial ownership, includes 526,065 shares owned by Rexguard, LLC for which Mr. Shaner disclaims beneficial ownership, includes 314,588 shares owned by Shaner & Hulburt Capital Partners Limited Partnership for which Mr. Shaner disclaims beneficial ownership, includes 101,978 shares owned by The Lance T. Shaner Irrevocable Grandchildren’s Trust II for which Mr. Shaner disclaims beneficial ownership.
(c)	Includes 1,841 shares held in an individual retirement account.
(d)	Includes 695,418 shares owned by Douglas Oil & Gas, Inc. for which Mr. Shields disclaims beneficial ownership.
(e)	Includes 4,866 shares held in an individual retirement account.
(f)	Based upon information provided to us by the selling stockholder, the power to vote or to dispose of the securities offered for resale by The Parker Family Partnership is held by its general partner, Private Equity Investments, LLC, a Florida limited liability company. Based upon information provided to us by the selling stockholder, the manager of Private Equity Investments, LLC is Jeffrey P. Parker.
(g)	Thomas F. Shields and W. Douglas Gouge together hold the power to vote or to dispose of the securities offered for resale by Douglas Oil & Gas, Inc. by virtue of their ownership of all of the outstanding voting common stock of the corporation.
(h)	Mr. J. Todd Shields is a partner of the law firm of Fulbright & Jaworski, L.L.P. Fulbright & Jaworski will pass upon the validity of the issuance of the shares of common stock to be sold by us in this offering.
(i)	Includes 394,636 shares owned by The Parker Family Limited Partnership for which Mr. Parker disclaims beneficial ownership. Includes 131,516 shares owned by The Jeffrey P. Parker Remainder Unitrust for which Mr. Parker disclaims beneficial ownership. Includes 41,324 shares held in an individual retirement account.
(j)	Beginning on the date of their respective formations and until April 2005, Mr. Peter Hulburt served as the Secretary of Douglas Oil & Gas, Douglas Westmoreland, Rex Royalties, Midland, PennTex Illinois, PennTex Resources, Rex I and Rex Operating. Mr. Hulburt is the father of Benjamin W. Hulburt and Christopher K. Hulburt.
(k)	Mr. Shaner holds the power to vote or to dispose of the securities offered for resale by Rexguard, LLC by virtue of his control of Shaner & Hulburt Capital Partners Limited Partnership, the sole member of Rexguard, LLC.
(l)	Mr. Shaner holds the power to vote or to dispose of the securities offered for resale by Shaner & Hulburt Capital Partners Limited Partnership by virtue of his control of its general partner, Shaner Hulburt Capital, Inc.
(m)	Based on information provided to us by the selling stockholder, the power to vote or to dispose of the securities offered for resale by The John L. McDowell III QTIP Trust is held by its trustee, Susan W. McDowell.
(n)	Includes 695,418 shares owned by Douglas Oil & Gas, Inc. for which Mr. Gouge disclaims beneficial ownership. From the dates of their respective formations until his retirement in March 2006, Mr. Gouge served as the President of Douglas Oil & Gas, Douglas Westmoreland, Midland and Rex Royalties. From its incorporation until his retirement in March 2006, Mr. Gouge served as the Vice President of Business Development of Rex Operating.

In connection with the Reorganization Transactions, we have entered into a registration rights agreement with the Selling Stockholders which grants them the right to sell in this offering a portion of our common stock they will receive in exchange for their equity interests in the Founding Companies. The Selling Stockholders will sell an aggregate of 5,470,000 shares of our common stock in connection with the offering. We will not receive any proceeds from the sale of shares by the Selling Stockholders. Immediately prior to this offering, the Selling Stockholders will own 21,994,702 shares of our common stock. After this offering, the Selling Stockholders will own shares of our common stock, which will represent approximately 53% of our outstanding shares based upon 31,194,702 shares of common stock to be outstanding immediately after completion of this offering.

The shares retained by the Selling Stockholders after completion of this offering will be subject to lock-up for a period of 180 days from the date of this prospectus (this period may be extended up to 30 additional days by the underwriter if we issue or propose to issue an earnings or other public release or if a material event occurs with respect to us within 15 days of the expiration of the lock-up period or is expected to occur less than 15 days after the expiration of the lock-up period). The registration rights agreement provides that, after the expiration of this lock-up period, if we decide at any time to file a registration statement with the SEC with respect to any offering of our common stock (subject to certain exceptions as further set forth in the registration rights agreement), we will offer the Selling Stockholders the opportunity to register a portion or all of their remaining common stock in such offering, subject to certain priority rights in favor of us (as further set forth in the registration rights agreement).

KeyBanc Structuring Fee

Rex Energy will pay KeyBanc Capital Markets Inc. an aggregate structuring fee equal to 0.5% of the gross proceeds of this offering, including proceeds from any exercise of the underwriters’ over-allotment option, in consideration of advice rendered by KeyBanc Capital Markets Inc. regarding the structure of the reorganization transactions and this offering. This would not affect the estimated net proceeds to Rex Energy of $101.9 million at an assumed offering price of $12 per share (the midpoint of the range set forth on the cover of the preliminary prospectus dated July 12, 2007 (the “Prior Preliminary Prospectus”)) as reflected in the Prior Preliminary Prospectus.

Rex Energy Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Rex Energy Corporation has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Rex Energy Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-689-3000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this free writing prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

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